Exhibit 99.1
Lima, May 20, 2025

Peruvian Superintendency of the Securities Market
Present. –

Reference:	a) Official Letter No. 2302-2025-SMV/11.1
b) File No. 2025017716

Dear Sirs,

We hereby respond to the referenced Official Letter (the “Letter”), through which the General Office of Conduct Supervision has requested information regarding the administration of saline solution at SANNA Clínica San Borja and SANNA Clínica Sánchez Ferrer, Trujillo branch (part of the SANNA Clinic Network) (hereinafter, the “Administration of Saline Solution”), operated by La Esperanza del Perú S.A. and Clínica Sánchez Ferrer S.A., respectively, companies that are part of the Credicorp Ltd. Economic Group.

Below, we address the information request in the same order as presented in the Letter:

1.	Question No. 1: Explain why your company has not yet disclosed, as a material event, all documentation related to the events at SANNA Clínica San Borja and SANNA Clínica Sánchez Ferrer.

Response: The mentioned clinics are subsidiaries of Pacífico S.A. Entidad Prestadora de Salud, which in turn is a subsidiary of Pacífico Compañía de Seguros y Reaseguros S.A., a company whose shares are registered in the Public Registry of the Securities Market. Since these unfortunate events occurred, SANNA has issued two public statements explaining what happened. Additionally, the events have received extensive media coverage. Finally, and no less importantly, the manufacturer of the aforementioned saline solution (Medifarma) has publicly acknowledged responsibility for its defective product.

2.	Question No. 2: Disclose all information related to the administration of defective saline solution to various patients in the SANNA Clinic Network.

Response: On March 18, 2025, SANNA / Clínica San Borja received 720 bottles from batch 2123624 of 0.9% saline solution in 1000cc presentation for intravenous use (hereinafter, “defective saline from Medifarma”). That same day, the first case occurred: a 26-year-old female patient was admitted to the Adult Emergency Area at 9:30 p.m. with an acute upper respiratory condition with fever. She was taking medications that affected the central nervous system, and reported allergies to Paracetamol and NSAIDs. Intravenous hydration with the defective saline from Medifarma was prescribed. By 12:30 a.m. on March 19, 2025, she experienced altered consciousness and seizures and was diagnosed with severe hypernatremia. Despite multidisciplinary management in the ICU, she unfortunately progressed to brain death and passed away on April 18, 2025.

The second severe case occurred on March 20, 2025, involving a 46-year-old female patient admitted to the Operating Room for elective surgery under general anesthesia. In the postoperative period on March 21, 2025, at 3:00 a.m., she developed severe hypernatremia (199 mmol/L) and seizures after receiving the defective saline from Medifarma. She required ICU care, and despite medical interventions, the patient's condition deteriorated, and unfortunately, she developed brain death and passed away on April 17, 2025.

The third severe case occurred on March 20, 2025, involving a one-year-old female infant admitted to Pediatric Emergency at 9:00 p.m. with acute diarrhea, poor oral tolerance, and fever. She was hospitalized and received 480cc of defective saline from Medifarma intravenously. She experienced seizures during hospitalization and was transferred to the ICU, where she developed severe hypernatremia. On March 21, 2025, her parents requested her transfer to the Guillermo Almenara Irigoyen National Hospital, which was carried out the same day. Unfortunately, she later passed away at that institution.

Simultaneously, between March 20 and 21, 2025, four patients reported burning-type pain associated with the infusion of the defective saline from Medifarma, administered without any other medication. A cause-effect relationship was identified, prompting a meeting of the institution’s Pharmacovigilance Committee on March 21, 2025, at 2:00 p.m., where the following actions were decided:

•	Remove from the clinic’s storage areas all 0.9% saline solution in 1000cc presentation for intravenous infusion from any Medifarma batch and quarantine them in the product review area.
•	Replace Medifarma saline solution being administered to patients with another brand.
•	Report on the four suspected adverse drug reactions to DIGEMID via the Vigiflow system.
•	Notify Medifarma of the incidents and request a review of their quality control for the affected batch.
•	Conduct random sampling and analysis of Medifarma’s 0.9% saline bottles from various batches in circulation between March 18 and 21.

As a result of these measures, 358 bottles of Medifarma’s saline solution for intravenous infusion were quarantined. The distribution of the quarantined bottles was as follows: (i) thirty (30) bottles were sent to the Hypatia S.A. laboratory for analysis, (ii) forty-eight (48) bottles were collected by the General Directorate of Medicines, Supplies and Drugs – DIGEMID for the corresponding purposes, and (iii) the remaining two hundred eighty (280) bottles were ultimately retrieved by the Medifarma laboratory.

The results of the analyses conducted by Hypatia S.A. revealed severe irregularities in the composition of the product: elevated concentrations were detected in batch 2123624-1 exceeding 600%, and reduced concentrations in batch 2123624-4 below 60%. These results demonstrate non-compliance with the standards required by national and international regulations for the product to be considered suitable for human use.

On March 21, 2025, following the conclusion of the Pharmacovigilance Committee meeting, the Corporate Medical Director of the SANNA Clinic Network informed all of the suspicions regarding the product’s quality. Additionally, the adverse events experienced by our patients were reported to DIGEMID, and Medifarma was informed of the incidents, with an urgent request for a review of their quality control processes.

Following the alert issued by SANNA Clínica San Borja through its Medical Director on March 21, 2025, and the subsequent alert from DIGEMID on March 24, 2025, SANNA Clínica Sánchez Ferrer conducted a retrospective investigation into the severe hypernatremia cases treated at its facility. The findings are detailed below:

•
SANNA Clínica Sánchez Ferrer received 1,008 bottles of the defective saline solution batch 2123624 from Medifarma on February 10, 2025. As of March 21, 2025, only five (5) bottles remained available, of which three (3) were sent to the company Hypatia S.A. on March 25, 2025, for the corresponding analysis. The remaining two (2) bottles were handed over to the Public Prosecutor’s Office and GERESA.

•
During this period, two patients were identified who, among other diagnoses, developed severe hypernatremia during their hospitalizations. These cases were attributed to causes other than sodium overload from defective saline, given that multiple patients simultaneously received saline solution from the same batch without presenting any symptoms or signs associated with that diagnosis during their medical care.

•
The first case involved a 72-year-old female patient with multiple chronic conditions under appropriate treatment and control. She was admitted on February 20, 2025, due to an acute condition that required intravenous hydration as part of her treatment. During her hospitalization, she developed a case of severe hypernatremia (196 mmol/L) and was transferred to the ICU. Despite the efforts made by the multidisciplinary team in managing the diagnosis, the patient’s condition deteriorated, and she unfortunately passed away on February 28, 2025.

•
The second case involved a 91-year-old male patient with multiple comorbidities, who was chronically bedridden and had a history of several previous hospitalizations. He was admitted on March 4, 2025, due to an acute abdominal surgical condition. He underwent emergency surgery and was transferred to the ICU for multidisciplinary management. From the time of admission, he received intravenous hydration with saline solution. On March 6, 2025, he developed severe hypernatremia (197 mmol/L). Despite medical care, his condition deteriorated, and he unfortunately passed away on March 11, 2025.

In response to these events, SANNA took the following actions:

1.	Contacted the families of patients affected by the defective saline to inform them of the events and the patients’ conditions.
2.	Psychological support was offered to the families of the patients affected by Medifarma’s saline solution, and the waiver and reimbursement of the patients’ medical expenses were communicated.
3.
For non-critical patients affected by Medifarma’s defective saline, each clinic conducted daily symptom monitoring and provided free medical care and tests. To date, all of these patients have been discharged.

4.	Finally, active cooperation was provided to administrative and criminal authorities by supplying all the information required within the framework of the corresponding investigations.

3.	Question No. 3: Confirm and/or clarify all information about the legal proceedings initiated by MINSA against the SANNA Clinic Network.

Response: To date, none of the clinics within the SANNA Clinic Network has been notified of any legal proceedings initiated by the Ministry of Health (MINSA) in relation of the Administration of Saline Solution.

Nevertheless, we are aware, through reports in the media, that as of today, there are three (3) criminal investigations related to the administration of Medifarma’s saline solution, in which representatives and/or medical personnel from SANNA Clínica San Borja and SANNA Clínica Sánchez Ferrer are or could be involved.

(i)
A first criminal investigation, related to the Administration of Saline Solution at SANNA Clínica Sánchez Ferrer, was initiated by the First Provincial Corporate Criminal Prosecutor’s Office of Trujillo and later transferred to the Second Provincial Corporate Criminal Prosecutor’s Office of Santa Anita, in the Lima East District. A jurisdictional dispute is currently pending resolution to determine which prosecutor’s office is competent to handle the investigation.

(ii)
The other two criminal investigations are related to the Administration of Saline Solution at SANNA Clínica San Borja and were initiated by the Office of the Attorney General of the Ministry of Health or by relatives of affected patients. These investigations are in the preliminary stage and are being handled by the Third Office of the Second Provincial Criminal Prosecutor’s Office of Santa Anita and the Third Office of the Second Criminal Prosecutor’s Office of Miraflores, Surquillo, and San Borja.

4.
Question No. 4: Report whether any administrative proceedings have been initiated by Peruvian State authorities against any of the clinics within the SANNA Clinic Network, which are part of your economic group, or against their respective officials

Response: As of today, the National Superintendency of Health – SUSALUD is the only entity that has initiated administrative sanctioning procedures (PAS) related to the events involving the administration of defective saline solution at SANNA Clínica Sánchez Ferrer and SANNA Clínica San Borja.

A total of four (4) PAS have been initiated, either ex officio or based on third-party complaints: one (1) against SANNA Clínica Sánchez Ferrer and the remaining three (3) against SANNA Clínica San Borja.

As of now, all PAS are still in progress. On May 7, 2025, responses were submitted to the alleged violations attributed to SANNA Clínica Sánchez Ferrer and SANNA Clínica San Borja, requesting that the complaints be declared unfounded and that the procedures be closed.

SUSALUD, through its Office for the Protection of Health Rights (IPROT), has also initiated an investigation against SANNA Clínica San Borja regarding a patient who developed thrombophlebitis following a surgical procedure. This case is currently under review, and all information requested by the authority has been provided.

5.
Question No. 5: Provide detailed information on all decisions made by the governing bodies of your company or of the companies within your economic group in relation to the serious events mentioned. If no decisions have been made, please report this situation and indicate the reasons.

Response: The Board of Directors and the management teams of each clinic (Sánchez Ferrer and San Borja) have closely and continuously monitored the situation arising from these unfortunate events. From the outset, they expressed their concern and commitment to ensuring that patients and their families received appropriate care and, where applicable, that the situation be compensated.

In addition, necessary measures have been taken to prevent such an incident from recurring. Among these, additional internal controls have been implemented. Furthermore, the Peruvian Society of Medical Auditing (SPAM) was commissioned to conduct a specialized audit of the procedures followed by the medical staff in the reported cases, the results of which were satisfactory.

6.
Question No. 6: Report everything related to the economic/financial impact caused by the aforementioned events and their consequences on your organization and/or the companies within your economic group, as well as the measurement of such impact to date.

Response: We deeply regret the deaths that have occurred and express our solidarity with the victims' families. However, as of today, the economic or financial impact of these events is not expected to be significant for our company or its economic group. This is based on the fact that responsibility for the consequences of this defective product lies with the manufacturer (Medifarma), and not with our institution.

7.	Question No. 7: Indicate all information related to the measurement of reputational impact on your company and the companies within your economic group.

Response: In this regard, we are currently conducting a brand study in order to assess the reputational impact that these events may be generating on our SANNA Clinic Network. As a preliminary observation, we can report that, to date, there has been an increase in mentions and comments on social media and in the press, many of which reflect a negative perception of our clinic.

8.	Question No. 8: Provide any additional relevant information regarding the matters addressed in this Letter.

Response: All relevant information has been provided in the previous sections.

With nothing further, we remain at your disposal.

Sincerely,

CREDICORP LTD.

Guillermo Morales Valentín
Authorized Representative